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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                                       OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             DATED AUGUST 12, 1997


                           PEAK INTERNATIONAL LIMITED
                          UNITS 4, 5 AND 7, 37TH FLOOR
                               WHARF CABLE TOWER
                                9 HOI SHING ROAD
                                   TSUEN WAN
                                N.T., HONG KONG
                                (852) 2402-5100
                             ---------------------
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

      Form 20-F  [X]            Form 40-F  [ ]


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

      Yes  [ ]                  No  [X]

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
To Our Stockholders:

FOR THE FIRST QUARTER 1998, the Company reported net income of $4,107,000, up 35% from $3,044,000 in the first quarter 1997. Earnings per share grew to $0.38 compared with $0.29 last year resulting in a 31% increase. For the same period net sales grew 21% to $16,070,000 from $13,306,000.

These strong results reflect our position as a leading supplier to the semiconductor and electronics industry and the continuation of our efforts to create additional growth through the introduction of new products and new services to our expanding customer base.

During the first quarter Peak continued to broaden its global customer base and increase its product offerings. We have been successful in bringing on several key additional customers in Taiwan, Japan and other parts of the world. During the same period we are very happy to report that the Company saw expanding sales of our new carrier tape product line. We are pleased at the market's acceptance of this product group.

A key factor that has enabled us to grow our new carrier tape business has been our development of technically innovative solutions for the automated handling of semiconductor. This has been a significant driver accelerating sales of our tape products. Patent applications are in-process for several of these innovative designs in an effort to protect this intellectual property. Our engineering efforts in partnership with semiconductor imaging equipment suppliers continue to provide additional market opportunities.

The process of expanding our distribution network by adding additional Just-in-Time (JIT) warehouses in close proximity to strategic customers around the world continued during the first quarter, bringing the total number of JIT warehouses to 17 at the end of June, 1997. We feel strongly that this approach enhances customer relationships and generates a higher level of commitment from our customers. We will continue this expansion in the coming quarters.

I am excited to report that work is progressing well on our new manufacturing facility in the PRC. Construction is on track for completion in 1998. This added manufacturing space, when fully facilitized, will give us enough space to triple our current capacity. We feel that this will allow us to fully capitalize on the opportunities that we see before us in the rapidly growing semiconductor and electronics markets.



Richard Brook
President and
Chief Operating Officer
July 31, 1997



RESULTS AT A GLANCE...



                                          FIRST QUARTER ENDED JUNE 30,
                                              1997          1996
---------------------------------------------------------------------
(in thousands, except per share data)
Net sales                                  $16,070         $13,306
Net income                                   4,107           3,044
Per share                                  $  0.38         $  0.29









































                       CONSOLIDATED STATEMENTS OF INCOME
                           THREE MONTHS ENDED JUNE 30
                                  (UNAUDITED)



                                              1997            1996
------------------------------------------------------------------
(in thousands, except per share data)
Net sales                                  $16,070         $13,306
Cost of Goods Sold                          (9,325)         (7,943)
                                           -------         -------
Gross Profit                                 6,745           5,363
General & Administrative
and Research & Development                  (1,176)         (1,070)
Selling & marketing                         (1,291)           (757)
                                           -------         -------
Operating Income                             4,278           3,536

Other Income                                   387              55
Interest Expense-net                          (225)           (186)
                                           -------         -------
Profit Before Tax                            4,440           3,405
Taxation                                      (333)           (361)
                                           -------         -------
Net Income                                 $ 4,107         $ 3,044
                                           =======         =======
Earnings Per Share                         $  0.38         $  0.29
                                           =======         =======
Weighted Average Number
of Shares                                   10,824          10,462


Consolidated Balance Sheets
(Unaudited)

                                    June 30, 1997      June 30, 1996
--------------------------------------------------------------------
(in thousands)
ASSETS
Current assets:
  Cash & cash equivalents               $16,887           $ 1,781
  Marketable securities                     295                 -
  Accounts receivable-net                 9,584             6,646
  Inventory-net                          24,205            18,497
  Other current assets                    3,531             1,999
                                        -------           -------
    TOTAL CURRENT ASSETS                 54,502            28,923
                                        -------           -------
Property, plant and equipment-net        17,810            12,867
                                        -------           -------
TOTALS                                  $72,312            41,790
                                        =======           =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Bank borrowings                         1,355            12,806
  Accounts payable                        5,925             5,873
  Taxation                                2,798             1,597
  Due to shareholder                          -             3,975
                                        -------           -------
   TOTAL CURRENT LIABILITIES             10,078            24,251
                                        -------           -------
Deferred income taxes                       448               442
                                        -------           -------
   TOTAL LIABILITIES                     10,526            24,693
                                        -------           -------

Stockholders' Equity:
  Share capital                             135               105
  Additional paid-in-capital             34,034             2,564
  Retained earnings                      27,630            14,421
  Cumulative translation
   adjustment                                17                 7
  Unrealized loss on
   marketable securities                    (30)                -
                                        -------           -------
   Total stockholders'                   61,786            17,097
   equity
                                        -------           -------
TOTALS                                  $72,312           $41,790
                                        =======           =======



[PEAK LOGO]

                                                          1

                             FIRST QUARTER REPORT
                             for the three months
                             ended June 30, 1997

                          [PHOTO OF FILM CANNISTER]


                          Peak International Limited

    Peak International Limited Reports Financial Results for First Qtr 1998
                 First Quarter 1998 EPS Increases 31% to $0.38

        HONG KONG, and AUSTIN, Texas, July 31 /PRNewswire/ -- Peak International Limited (Nasdaq: PITLf) reported record first quarter earnings and revenues for the first quarter of 1998 ending June 30, 1997.

        For the first quarter 1998, the Company reported net income of $4.1 million, up 35% from $3.0 million in the first quarter 1997. Earnings per share grew to $0.38 compared with $0.29 last year resulting in a 31% increase. For the same period net sales grew 21% to $16.1 million from $13.3 million.

        "Results for this quarter demonstrate our continued penetration into our global markets and our ongoing focus on finding new customers as well as adding new, high margin offerings to our product portfolio," commented Richard Brook, President and Chief Operating Officer. "We continue to deliver innovative solutions for the automated manufacturing, handling and transport of semiconductor devices. Our goal is to couple this innovation with a focus on delivery to fulfill our growth commitments to shareholders, employees and customers."

Company Description
        Peak International Limited (Nasdaq: PITLf) is global leader in delivering precision engineered packaging solutions for the manufacturing, handling and transport of semiconductor devices.



                          Peak International Limited
                        Consolidated Income Statements
               (all amounts in thousands except per share data)
                                 (unaudited)



                                                  Three Months Ended June 30,

                                                       1997           1996
Net Sales                                           $16,070        $13,306
Cost of Goods Sold                                   (9,325)        (7,943)
Gross Profit                                          6,745          5,363

General & Administrative and
Research & Development                               (1,176)        (1,070)
Selling & Marketing                                  (1,291)          (757)
Operating Income                                      4,278          3,536

Other Income                                            387             55
Interest Expense-net                                   (225)          (186)
Profit Before Tax                                     4,440          3,405

Taxation                                               (333)          (361)
NET INCOME                                          $ 4,107        $ 3,044
EARNINGS PER SHARE                                  $  0.38        $  0.29
Weighted Average Number of Shares                    10,824         10,462




                          Consolidated Balance Sheets
                                 (Unaudited)

(in thousands)
ASSETS                                          June 30, 1997    June 30, 1996
Current assets:
 Cash & cash equivalents                            $16,887        $ 1,781
 Marketable securities                                  295              -
 Accounts receivable-net                              9,584          6,646
 Inventory-net                                       24,205         18,497
 Other current assets                                 3,531          1,999
 Total Current Assets                                54,502         28,923

Property, plant and
equipment-net                                        17,810         12,867
TOTALS                                              $72,312        $41,790

LIABILITIES AND
STOCKHOLDERS' EQUITY

Current Liabilities:
 Bank borrowings                                      1,355         12,806
 Accounts payable                                     5,925          5,873
 Taxation                                             2,798          1,597
 Due to shareholder                                       -          3,975
 Total Current Liabilities                           10,078         24,251

 Deferred income taxes                                  448            442
Total Liabilities                                    10,526         24,693

Stockholders' Equity:
 Share capital                                          135            105
 Additional paid-in capital                          34,034          2,564
 Retained earnings                                   27,630         14,421
 Cumulative translation
 adjustment                                              17              7
 Unrealized loss on
 marketable securities                                  (30)             -
Total stockholders'
equity                                               61,786         17,097

TOTALS                                              $72,312        $41,790

SOURCE  Peak International Limited

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        PEAK INTERNATIONAL LIMITED

                                        By: /s/ Jerry Mo
                                           -------------------------
                                           Jerry Mo
                                           Chief Financial Officer
                                           and Director


August 12, 1997